[redacted]

10026448

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway
(No. and Street)

Norcross (City) Georgia (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert McCullough 770-243-8449
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 1900 (Address) Atlanta, (City) Georgia (State) 30308 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2010
Washington, DC
120

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert McCullough, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Asst Treasurer

Title

JULIE J. WALLER NOTARY EXPIRES GEORGIA FEB. 28, 2010 PUBLIC FULTON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Wells Investment Securities, Inc.

For the Year Ended December 31, 2009
With Report and Supplementary
Independent Auditors' Report

Wells Investment Securities, Inc.

Financial Statements
and Supplemental Information

Year Ended December 31, 2009

Contents

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Wells Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Wells Investment Securities, Inc. (the Company) (a wholly owned subsidiary of Wells Real Estate Funds, Inc.) as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 19, 2010
Frazier & Deeter, LLC
Atlanta, Georgia

Frazier & Deeter, LLC

A Member of American Institute of Certified Public Accountants, Georgia Society of Certified Public Accountants,
Center for Public Company Audit Firms, PCPS: The AICPA Alliance for CPA Firms, Public Company Accounting Oversight Board,
CPAmerica International and PKF International.

Wells Investment Securities, Inc.

Statement of Financial Condition

December 31, 2009

ASSETS

Cash and cash equivalents	$ 1,504,861
Commissions, dealer-manager fees, and distribution fees receivable from affiliates (Note 3)	290,902
Prepaid expenses and other current assets	490,487
Deferred tax assets (Note 6)	793,476
Due from affiliate (Note 3)	213,503
Income tax receivable	16,690
Other assets, net (Notes 2 and 3)	32,824
Total assets	$ 3,342,743

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 526,146
Due to affiliate (Note 3)	353,934
Payable to broker-dealers	336,899
Total liabilities	1,216,979
Commitments and contingencies (Note 8)	
Stockholder's equity:	
Common stock ($1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding)	6,000
Additional paid-in capital	2,610,902
Accumulated deficit	(491,138)
Total stockholder's equity	2,125,764
Total liabilities and stockholder's equity	$ 3,342,743

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Operations

Year Ended December 31, 2009

Revenues:	
Selling commissions	$ 38,141,578
Dealer-manager fees	13,170,241
Reimbursement income - related party (Note 3)	2,381,452
Mutual Fund commissions and distribution fees	603,770
Contingent deferred sales load fees	27,322
Interest and other income	26,730
Total revenues	54,351,093
Expenses:	
Selling commissions re-allowed to participating broker-dealers	38,141,578
Marketing fees re-allowed to participating broker-dealers	7,176,719
Salaries, sales-based compensation, and benefits	8,171,629
Mutual Fund commissions and distribution fees re-allowed to participating broker-dealers	608,976
General and administrative	1,384,608
Amortization of other assets	36,916
SIPC and FINRA fees	180,766
Total expenses	55,701,192
Loss before taxes	(1,350,099)
Income tax benefit (Note 6):	
Federal	(468,677)
State	(59,914)
Total income tax benefit	(528,591)
Net loss	$ (821,508)

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2008	6,000	$ 6,000	$ 2,610,902	$ 330,370	$ 2,947,272
Net loss	-	-	-	(821,508)	(821,508)
Balance at December 31, 2009	6,000	$ 6,000	$ 2,610,902	$ (491,138)	$ 2,125,764

See accompanying notes.

Wells Investment Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities:	
Net loss	$ (821,508)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization of other assets	36,916
Deferred income tax benefit	(549,789)
Changes in assets and liabilities:	
Decrease in commissions, dealer-manager fees, and distribution fees receivable from affiliates	931,226
Decrease in prepaid expenses and other current assets	6,548
Decrease in due to/from affiliates	253,030
Decrease in income tax receivable	318,946
Decrease in other assets before amortization	171,808
Decrease in accounts payable and accrued expenses	(322,388)
Decrease in payable to broker-dealers	(436,754)
Total adjustments	409,543
Net cash used in operating activities	(411,965)
Cash and cash equivalents at beginning of year	1,916,826
Cash and cash equivalents at end of year	$ 1,504,861
Supplemental financial information:	
Income taxes paid	$ 6,050

See accompanying notes.

1. Organization and Business

Wells Investment Securities, Inc. (the Company) was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code and commenced operations on May 22, 1984. Upon its formation effective February 17, 1997, Wells Real Estate Funds, Inc. (WREF) became the sole stockholder of the Company. Leo F. Wells, III is the sole stockholder of Wells Real Estate Funds, Inc.

During 2009, the Company acted as an agent in connection with the management, coordination, and distribution of securities issued by Wells Real Estate Investment Trust II, Inc. (Wells REIT II); Wells Timberland REIT, Inc. (Timberland REIT); Wells Dow Jones U.S. REIT Index Fund (the Domestic Mutual Fund) and Wells Dow Jones Global RESI Index Fund (the Global Mutual Fund); (collectively, the Products). The Company also acted as an agent for Piedmont Office Realty Trust, Inc. (PORT) for activities related to shares sold through its Dividend Reinvestment Plan (DRP). Wells Capital, Inc. (Wells Capital) serves as the Advisor to Wells REIT II. Wells Asset Management, Inc. (WAM) served as the Adviser to the Domestic Mutual Fund and the Global Mutual Fund. Wells Timberland Management Organization, LLC (TIMO), a wholly owned subsidiary of Wells Capital, serves as the Advisor to Timberland REIT. In addition to the Company, Wells Capital, and WAM are also wholly-owned subsidiaries of WREF.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). In connection therewith, the Company pays fees to the Securities Investor Protection Corporation (SIPC), an agency created to insure customers against losses from failed brokerage firms.

On October 26, 2009 the Domestic Mutual Fund and the Global Mutual Fund terminated the public offering of their shares. On December 18, 2009 all outstanding shares were liquidated and investor funds were sent to the shareholders.

2. Summary of Significant Accounting Policies

Use of Estimates

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the amounts reported in the financial statements and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Codification Policy

The Company adopted Statement of Financial Accounting Standards No. 168, The FASB Accounting *Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* (SFAS 168). SFAS 168 made the Financial Accounting Standards Board Accounting Standards Codification (the Codification) the single source of authoritative U.S. accounting and reporting standards applicable for all non-governmental entities, with the exception of guidance issued by the SEC and its staff. The adoption of SFAS 168 did not have a material impact on the Company's financial statements or disclosures.

Revenue Recognition

The Company's revenues are primarily comprised of selling commissions and dealer-manager fees earned as compensation in connection with the distribution of the Products. Commissions and dealer-manager fees are recognized on a trade-date basis. The Company re-allows substantially all selling commissions, and in accordance with the respective prospectus or offering memorandum for each respective product, a portion of the dealer-manager fees in the form of marketing fees to the participating broker-dealers involved in the distribution and sale of the Products.

Cash and Cash Equivalents

The Company maintains four accounts consisting of demand deposits and short-term investments with three financial institutions. These accounts are insured up to $100,000 per institution by the U.S. Federal Deposit Insurance Corporation (FDIC). The FDIC deposit insurance has temporarily increased from $100,000 to $250,000 through December 31, 2013. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Reserve for Doubtful Accounts Receivable

As of December 31, 2009, all significant outstanding receivables are due from affiliates. Management believes that all significant receivables are collectible based on the financial viability of and historical collections from such affiliates. Accordingly, no reserves for such receivables have been provided for in the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of payroll advances, insurance premiums, FINRA Personnel and Sales Assessment fees and the Company's fidelity bond premium for 2010, which the Company paid during 2009. The payroll advances relate to January 2010. The remainder of the prepaids will amortize on a straight-line basis during 2010.

Additionally, prepaid expenses include deposits held for FINRA's Central Registration Depository (CRD), a system designed to provide banking services to FINRA member firms. Among other things, these deposits are applied against recurring FINRA fees related to examinations, registrations, and licensing as incurred by the Company.

Other Assets, Net

The Company financed the payment of certain commissions with respect to sales of Class B and Class C shares to investors in the Domestic Mutual Fund and Class C shares for the Global Mutual Fund. Commissions financed on behalf of the investors in the Domestic and Global Mutual Funds are capitalized and amortized over six years for Class B shares and over one year for Class C shares, respectively, after which Class B shares convert to Class A shares in the 8th year. As Domestic and Global Mutual Fund investors redeem outstanding Class B shares or Class C shares, the Company earns contingent deferred sales load fees calculated based on a schedule of percentages of the dollar amount of shares redeemed, which decline relative to the length of time that the shares were outstanding during the amortization period. The Domestic Mutual Fund ceased offering Class B shares to new investors in April 2007.

During 2009, the Domestic Mutual Fund and the Global Mutual Fund terminated the public offering of their shares and these assets were adjusted to their estimated fair-market-value (see Note 3).

Management continually monitors events and changes in circumstances that could indicate that carrying amounts of other assets may not be recoverable.

Liabilities

As of December 31, 2009, the Company had no liabilities subordinated to claims of its creditors.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes according to a framework whereby deferred taxes are provided for based upon the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years.

The Company evaluates all tax positions to determine the existence of any uncertain tax positions. The Company evaluates the tax positions within a framework that sets a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company has evaluated fiscal years ended December 31, 2006-2009 as those years are still subject to examination by major tax jurisdictions. The Company currently has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Risks and Uncertainties

The substantial majority of the Company's revenues are generated from the sale of the Products. Accordingly, a decline in such sales could detrimentally impact the Company's financial condition and results of operations. Commissions, dealer-manager fees and distribution fees receivable from affiliates may also subject the Company to credit risk (Note 3).

Subsequent Events

The Company has evaluated subsequent events through February 19, 2010, which is the date these financial statements were available to be issued. All subsequent events, if any, requiring recognition as of December 31, 2009, have been incorporated into these financial statements.

3. Related-Party Transactions

Selling Commissions, Dealer-Manager Fees, and Distribution Fees

The Company earns selling commissions from the sale of the Products. During 2009, selling commissions were calculated based on the following percentages of gross investment proceeds raised by the Products: up to 7% for Wells REIT II, up to 7% for Wells Timberland REIT, and up to 4% for Class A shares of the Domestic Mutual Fund and the Global Mutual Fund. There are no selling commissions earned pursuant to the DRPs of PORT, Wells REIT II or Wells Timberland REIT.

3. Related-Party Transactions (continued)

Selling Commissions, Dealer-Manager Fees, and Distribution Fees (continued)

The Company earns dealer-manager fees calculated as 2.5% of the gross investment proceeds raised from the distribution of Wells REIT II and 1.8% from the gross investment proceeds raised from the distribution of Wells Timberland REIT. There are no dealer-manager fees earned pursuant to the DRPs of PORT, Wells REIT II, or Wells Timberland REIT.

The Company earned distribution fees from the distribution of shares of the Domestic Mutual Fund and the Global Mutual Fund. During 2009, distribution fees were calculated based on a range from 0.25% to 1.00% of the average daily net assets allocable to the respective class of shares of the Domestic and Global Mutual Funds. The Company also earned sales commissions from the sale of Class A Domestic and Global Mutual Fund shares.

The detail of commissions, dealer-manager fees and distribution fees receivable from affiliates as of December 31, 2009 is provided below:

Wells REIT II	$ 250,912
Timberland REIT	39,990
Total	$ 290,902

In October 2009, the Company reimbursed Class A shareholders for commissions earned in 2009 in the amount of $84,191 for Domestic Mutual Fund and $28,571 for the Global Mutual Fund.

Other Assets, Net

Other assets, net, consist primarily of commissions financed by the Company with respect to sales of Class B and Class C shares to investors in the Domestic Mutual Fund and Class C shares in the Global Mutual Fund. Commissions financed on behalf of the investors in the Domestic Mutual Fund are capitalized and amortized over six years for Class B shares and one year for Class C shares. Class C shares of the Global Mutual Fund are amortized over one year.

During 2009, the Company received $177,000 of financed commissions and recorded amortization expense of $36,916. The remaining balance in other assets consists of cash held by the transfer agent and totals $32,824.

3. Related-Party Transactions (continued)

Due from Affiliate

Due from affiliate as of December 31, 2009 is as follows:

Wells Capital	$ 213,503

The balance due from Wells Capital primarily represents net receivables pursuant to the Payroll Reimbursement and Administrative Support Services Agreement (as outlined below).

Due to Affiliate

Due to affiliate as of December 31, 2009 is as follows:

Wells REIT II	$ 353,934

This balance due to Wells REIT II represents an adjustment to correct overpayment of dealer manager fees in 2009 and prior years.

Payroll Reimbursement and Administrative Support Services Agreement

Effective January 1, 2004, the Company and Wells Capital entered into a Payroll Reimbursement and Administrative Support Services Agreement (the Administrative Agreement). This agreement was initially a one-year agreement with automatic annual extensions, and, as such, the agreement was automatically extended for one year on January 1, 2009, pursuant to its terms.

Under the Administrative Agreement, the Company has agreed to reimburse Wells Capital for administrative support services, including the costs associated with Wells Capital's Information Technology, Corporate Accounting, Accounts Payable, Human Resources, Risk Management, and Finance departments and excluding the related payroll costs and costs otherwise reimbursable to Wells Capital from other affiliated parties. The Company is required to reimburse Wells Capital for an allocation of such overhead costs based on the Company's employee headcount relative to all personnel employed by WREF's subsidiaries provided that, following such reimbursements, the Company maintains stockholder's equity and revenues sufficient to satisfy the minimum net capital requirements of the SEC (Note 5). During 2009, the Company reimbursed $594,608 to Wells Capital for such overhead expenses, which are included in general and administrative expenses in the accompanying statement of operations.

3. Related-Party Transactions (continued)

Payroll Reimbursement and Administrative Support Services Agreement (continued)

Effective November 1, 2008, the Company, WREF, and its other subsidiaries entered into an amended Payroll Reimbursement and Administrative Support Services Agreement (the Amended Administrative Agreement). This agreement is for a one year term with automatic annual extensions.

Under the Amended Administrative Agreement and in addition to the reimbursements noted above, WREF has agreed to reimburse the Company for any cumulative deficits resulting after deducting from the maximum marketing fees allowable per each product's prospectus the actual marketing fees paid plus the actual non-sales based compensation paid to employees. In addition, WREF shall reimburse the Company for non-sales based compensation for its employees who do not participate in the sales and distribution of the Wells' registered offerings and all benefits provided to the Company's employees. During 2009, WREF and its subsidiaries reimbursed $2,381,452 to the Company for such expenses, which is recorded as reimbursement income-related party in the accompanying statement of operations.

On April 16, 2007, PORT completed an agreement and plan of merger (the Merger Agreement) with WREF, Wells Capital, Wells Advisory Services I, LLC (WAS1), a subsidiary of WREF, Wells Real Estate Advisory Services, a wholly owned subsidiary of WREF, Wells Government Services, a wholly-owned subsidiary of Wells Management, WRT Acquisition Company, LLC (WRT Acquisition Sub), a wholly-owned subsidiary of PORT and WGS Acquisition Company, LLC (WGS Acquisition Sub), a wholly-owned subsidiary of PORT. In connection with the closing of the Merger Agreement, PORT issued 19,546,302 shares of PORT common stock to WREF as Merger Consideration and 22,339 shares of PORT common stock in exchange for the 20,000 limited partnership units held by Wells Capital for a total of 19,568,641 shares.

Subsequent to the completion of the Merger Agreement, WREF formed the Wells Stock Distribution Plan I, which compensates various personnel employed by WREF and its subsidiaries. Under that plan, eligible employees were granted a right to receive a number of PORT shares. An eligible employee's shares are vested 25% as of April 16, 2007 and an additional 25% each anniversary of the merger completion date that the individual is employed by WREF or its subsidiaries.

Pursuant to the Addendum to the Administrative Agreement and as applicable to the Amended Administrative Agreement, Wells Capital shall be solely responsible to satisfy any obligation of the Company related to its employees resulting from the Wells Stock Distribution Plan I dated April 16, 2007. Under that agreement, Wells Capital incurred $2,853,159 in stock compensation expense in 2009 attributable to employees of the Company.

4. Amended and Restricted Loan Agreement

On October 9, 2007, WREF and certain WREF subsidiaries, including the Company, entered into a $15,000,000 amended and restated loan agreement (Loan Agreement) as a restricted subsidiary borrower with Wachovia Bank, National Association (Wachovia Bank). In connection with the placement of the Loan Agreement, WAS1 entered into a secured guaranty pledge agreement with Wachovia to provide collateral to Wachovia for the WREF's guarantee of a $160 million mezzanine loan held by Wells Timberland REIT. WAS1 pledged 8,991,299 shares of PORT common stock as collateral for this guarantee. In addition, WREF pledged all of its preferred shares in Wells Timberland REIT. Pursuant to the terms of this Loan Agreement, WREF borrowed $15,000,000 at an interest rate of London Inter-bank Offered Rate (LIBOR) plus 5.00%.

On February 29, 2008, the Loan Agreement was amended to increase the amount of pledged common shares of PORT from 8,991,299 shares to 9,928,665 shares. At the same time, WREF paid down the loan by $6.5 million. On August 29, 2008, the Loan Agreement was amended to allow the purchase of $10.7 million of Series B preferred stock from Wells Timberland REIT. On October 15, 2008, the Loan Agreement was further amended to extend the maturity date to September 30, 2009. At the same time, WREF transferred 450 shares of Series A preferred stock and 150 shares of Series B preferred stock in Wells Timberland REIT to Wachovia as part of the amendment fee.

On March 30, 2009, the Loan Agreement was further amended to extend the maturity date to April 30, 2010. On November 20, 2009, the Loan Agreement was further amended to extend the maturity date to June 30, 2010. At December 31, 2009, the outstanding balance on the loan was $800,000 and the applicable interest rate was 5.23%.

The Company has no recourse liability to Wachovia Bank for any borrowing by WREF or any of the other WREF subsidiaries. Under the terms of the Loan Agreement, the Company may incur recourse liability if WREF or certain of WREF's subsidiaries contribute or loan more than 10% of WREF's consolidated net worth to the Company, which has not occurred.

5. Net Capital Computation

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. As of December 31, 2009, the Company had net capital of $578,784, which was $497,652 in excess of its required net capital of $81,132. As of December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 2 to 1.

6. Income Taxes

Income tax expense (benefit) attributable to income from operations consists of the following:

	Current	Deferred	Total
Federal	$ -	$ (468,677)	$ (468,677)
State	21,198	(81,112)	(59,914)
	$ 21,198	$ (549,789)	$ (528,591)

The deferred income tax benefit includes $558,555 attributable to the current year operating loss carryforward.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax assets are as follows:

Accrued Severance	$ 20,998
Federal/State NOLs	772,478
Total deferred tax assets	$ 793,476

No valuation allowance was necessary.

At December 31, 2009, federal operating loss carryforwards are $1,872,824 and state operating loss carryforwards are $2,554,622. Operating loss carryforwards expire beginning in 2028.

The reconciliation of income tax computed at the U.S. federal statutory rate to the income tax benefit is as follows:

	Amount	Percentage
Pretax book income tax effected	$ (472,535)	35.00%
State tax expenses, net of federal tax benefit	(40,183)	2.98%
Other	(15,873)	1.17%
Income tax benefit	$ (528,591)	39.15%

7. Defined Contribution Plan

Wells & Associates, Inc., an affiliate of the Company, sponsors a 401(k) defined contribution plan (the Plan) under which the Company is allowed to make contributions for all of its employees. Eligible participants may contribute a percentage of their annual compensation, subject to maximum amount established by the United States Internal Revenue Service. The Company makes employer-matching contributions equal to $0.25 per dollar invested in the Plan for participants during their first two years of service. During the pay period beginning the participants' third year of service, the Company increases matching contributions to $0.50 per dollar invested in the Plan. During the pay period beginning the participants' fourth year of service, the Company increases matching contributions to $0.75 per dollar invested in the Plan. During the pay period beginning the participants' fifth year of service, the Company increases matching contributions to $1.00 per dollar invested in the Plan. Employer matching contributions are 100% vested and non-forfeitable and are capped at 11% of each employee's income on a biweekly basis. Pursuant to the Administrative Agreement, Wells Capital reimburses the Company for employer-matching contributions incurred in connection with the payroll costs reimbursed to the Company for non sales-based compensation. Under the Amended Administrative Agreement, WREF reimburses the Company for all employer-matching contributions (Note 3). During 2009, the Company incurred $448,740 in employer matching contributions to the Plan.

8. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material pending legal proceedings involving the Company.

SUPPLEMENTAL SCHEDULES

Wells Investment Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2009

Net capital		
Total stockholder's equity per financial statements	$	2,125,764
Deduct assets not allowable for net capital		1,546,980
Net capital per Rule 15c3-1	$	578,784
Aggregate indebtedness		
Total liabilities per financial statements	$	1,216,979
Total aggregate indebtedness	$	1,216,979
Computation of basic net capital requirement		
Minimum net capital required: the greater of $5,000 or 6.67% of aggregate indebtedness	$	81,132
Net capital surplus at 1500%	$	497,652
Net capital surplus at 1000%	$	457,086
Ratio: Aggregate indebtedness to net capital		2 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	578,784
Audit adjustments:		-
Net capital per above	$	578,784

Wells Investment Securities, Inc.

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2009

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

SUPPLEMENTARY REPORT

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
Wells Investment Securities, Inc.

In planning and performing our audit of the financial statements of Wells Investment Securities (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2010

Frazier & Deeter, LLC